UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

HANA BIOSCIENCES, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 40963P204
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 13 Pages)

SCHEDULE 13D
CUSIP No. 40963P204	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,839,989 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,839,989 Shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,839,989 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.28% (3)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 3,514,302 shares of common stock, warrants to purchase 324,736 shares of common stock and  5,000,951 shares of common stock issuable as of September 10, 2010 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  See footnote 18 in Item 5 below.

(3)  Based on 21,234,309 outstanding shares of common stock of the Company as of September 10, 2010, as set forth as the approximate number of shares outstanding in the Company's Current Report on Form 8-K filed on September 14, 2010.

SCHEDULE 13D
CUSIP No. 40963P204	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,113 Shares (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,113 Shares (2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,113 Shares (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.85% (5)
14	TYPE OF REPORTING PERSON PN

(4)    Comprised of  481,079 shares of common stock, warrants to purchase 21,415 shares of common stock and 329,619 shares of common stock issuable as of September 10, 2010 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock.

(5)   See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P204	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,067,026 Shares (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,067,026 Shares (2)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,067,026 Shares (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.25% (7)
14	TYPE OF REPORTING PERSON PN

(6)  Comprised of  1,161,724 shares of common stock, warrants to purchase 116,172 shares of common stock and 1,789,130 shares of common stock issuable as of September 10, 2010 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock.

(7)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P204	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,940,850 Shares (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,940,850 Shares (2)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,940,850 Shares (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.33% (9)
14	TYPE OF REPORTING PERSON PN

(8)  Comprised of  1,871,499 shares of common stock, warrants to purchase 187,150 shares of common stock and 2,882,201 shares of common stock issuable as of September 10, 2010 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock.

(9)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P204	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,546 Shares (10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,546 Shares (2)(10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,546 Shares (10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89% (11)
14	TYPE OF REPORTING PERSON PN

(10)  Comprised of 862,949 shares of common stock, warrants to purchase 39,250 shares of common stock and 604,347 shares of common stock issuable as of September 10, 2010 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund International Limited.

(11)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P204	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,546 Shares (12)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,546 Shares (2)(12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,546 Shares (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89% (13)
14	TYPE OF REPORTING PERSON CO

(12)  Comprised of 862,949 shares of common stock, warrants to purchase 39,250 shares of common stock and 604,347 shares of common stock issuable as of September 10, 2010 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock.

(13)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P204	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,346,534 Shares (14)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,346,534 Shares (2)(14)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,346,534 Shares (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.03% (15)
14	TYPE OF REPORTING PERSON IN

(14)  Comprised of an aggregate of 4,377,251 shares of common stock, warrants to purchase 363,986 shares of common stock and, 5,605,298 shares of common stock issuable as of September 10, 2010 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(15)  See footnote 3 above.

CUSIP No. 40963P204

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010 with respect to the securities of Hana Biosciences, Inc. is hereby amended by this Amendment No. 2. Only those items hereby reported in this Amendment No. 2 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following:

The Stockholder Approval was obtained on September 2, 2010.  In connection with the Stockholder Approval, among other things, the Company effectuated a one for four reverse stock split of the common stock.  Pursuant to the terms of the Investment Agreement, on September 10, 2010 the Company issued 1,255 shares of Series A-1 Preferred  Stock to the Deerfield Purchasers.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)

(1)	Reporting Persons

Number of shares: 10,346,534 (16)
Percentage of shares: 38.03% (17)

(2)	Deerfield Capital

Number of shares: 8,839,989 (1)
Percentage of shares: 33.28% (17)

(3)	Deerfield Special Situations Fund

Number of shares: 832,113 (4)
Percentage of shares: 3.85% (17)

(4)	Deerfield Private Design Fund

Number of shares: 3,067,026 (6)
Percentage of shares: 13.25% (17)

CUSIP No. 40963P204

(5)	Deerfield Private Design International

Number of shares: 4,940,850(8)
Percentage of shares: 20.33% (17)

(6)	Deerfield Management

Number of shares: 1,506,546 (10)
Percentage of shares: 6.89% (17)

(7)	Deerfield Special Situations International

Number of shares: 1,506,546 (12)
Percentage of shares: 6.89% (17)

(8)	Flynn

Number of shares: 10,346,534 (14)
Percentage of shares: 38.03% (17)

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 8,839,989 shares (1)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 8,839,989 shares (1)

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 832,113 shares (4)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 832,113 shares (4)

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,067,026 shares (6)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,067,026 shares (6)

(4)	Deerfield Private Design International

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,940,850 shares (8)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,940,850 shares (8)

CUSIP No. 40963P204

(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,506,546 shares (10)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,506,546 shares (10)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,506,546 shares (12)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,506,546 shares (12)

(7)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 10,346,534 shares (14)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 10,346,534 shares (14)

Flynn is the managing member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(16)  Comprised of an aggregate of 4,377,251 shares of common stock, warrants to purchase 363,986 shares of common stock and, as of September 10, 2010,  5,605,298 shares of common stock issuable as of September 10, 2010 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(17)  See footnote 3 above.

(c)  On September 10, 2010, Deerfield Special Situations Fund acquired 73 shares of Series A-1 Preferred Stock, Deerfield Private Design Fund acquired 401 shares of Series A-1 Preferred Stock, Deerfield Private Design International acquired 646 shares of Series A-1 Preferred Stock and Deerfield Special Situations International acquired 135 shares of Series A-1 Preferred Stock as Additional Series A-1 Preferred Shares pursuant to the terms of the Investment Agreement. Shares of Series A-1 Preferred Stock are convertible into Common Stock.

Except as described in this Schedule 13D, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

(d)  None

(e)  Not applicable

CUSIP No. 40963P204

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2010

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact